September 20, 2005

Zafar Hasan, Esq.

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:	AVVAA World Health Care Products, Inc.

Amendment No. 1 to Registration Statement on Form SB-2

Filed June 20, 2005

File Number 333-124667

Dear Mr. Hasan:

We represent AVVAA World Health Care Products, Inc. (“AVVAA”). We are in receipt of your letter dated July 11, 2005 regarding the above referenced filing and the following are our responses:

General

1.

You have not provided us with an accurate marked copy of your statement. As one example only, in response to your prior comment 11 relating to specific facts that might lead selling stockholders to impact stock value, you made substantial modifications to your disclosure. However, these revisions do not appear on your marked copy. In future amendments please include a marked copy that accurately reflects the changes you have made to the registration statement.

ANSWER: Please be advised that in all future amendments, we will include a marked copy that accurately reflects the changes that have been made to the registration statement.

2.

In response to prior comment 4, you indicated that you have provided the signature of your Chief Accounting Officer. We could not find that signature. If the Chief Accounting Officer is one of the individuals listed on the signature page, that person must be designated as such.

ANSWER: Please be advised that the SB-2 has been amended to designate Charles Austin as the Chief Accounting Officer.

3.	Please update your financial statements and other financial disclosures to include figures from May 31, 2005.

ANSWER: Amendment No. 2 to Form SB-2 includes financial statements for the period ending May 31, 2005. We have changes throughout the document to reflect the new financial statements.

Cover Page

4.

We note your language in the penultimate paragraph on the cover page which begins with “This prospectus relates to the resale by the selling security holders...” This language repeats the header language at the top of the cover page which describes the offering. Accordingly, you should delete the penultimate paragraph.

ANSWER: In Amendment No. 2 to Form SB-2, the penultimate paragraph on the cover page has been deleted.

5.

We note your reference on this page to “conversion” of the warrants. However, we believe the appropriate term should be the “exercise” of the warrants. Please revise your disclosure on the cover page and throughout the document to ensure that you refer to “exercise” of warrants instead of “conversion.”

ANSWER: Please be advised that the SB-2 has been revised throughout to refer to the “exercise” of warrants instead of “conversion.”

Risk Factors

“Product defects or intellectual property rights....”p.6

6.

We do not understand the relationship between FDA approval and intellectual property rights. If you are attempting to disclose the risk of litigation from two distinct sources, one being product defects and the other being intellectual property rights, please consider separating the discussion into two separate risk factors.

ANSWER: Please be advised that the risks of litigation from FDA approval and intellectual property rights have been separated into two separate risk factors.

Management’s Discussion and Analysis of Plan of Operations, page 9

Critical Accounting Policies and Estimates, page 13

7.	Please further revise your disclosures to address each part of comment 28 or tell us why the disclosures contemplated by each part are not applicable or not necessary.

ANSWER: In Amendment No. 2 to Form SB-2, AVVAA has revised the “Critical Accounting Policies and estimates” to address this question.

(P) Stock-based Compensation, page F-9

8.

Based on your response to comment 42, it appears that your tabular disclosure includes the effect of equity instruments issued to non-employees, which has resulted in the expense as reported. Consistent with paragraph 45 of SFAS 123, please exclude the effect of these issuances. In addition, please provide us a quantitative analysis supporting your estimates of expected volatility and explain how it is consistent with Appendix F of SFAS 123. Finally, please tell us how you have compiled with paragraphs 47 and 48 of SFAS 123.

ANSWER: Note 2(p) of the financial statements has been revised to exclude the effect of equity instruments issued to non-employees. It was discovered that the stock options granted in fiscal 2004 were not properly accounted for. As a result, AVVAA has restated the May 31, 2004 financial statements. In addition, AVVAA has provided all disclosures required by SFAS 123. It will file an amended Form 10-KSB for the year ended May 31, 2004.

In addition, upon further review, it was determined that the estimate of expected volatility was incorrectly analyzed. The revised estimate of expected volatility is 123%. Enclosed supplementally is a copy of AVVAA's quantitative analysis. As a result of the revision, the fair value of stock options granted increased by $70,350.

Audited Financial Statements at May 31, 2004

Consolidated Statements of Cash Flows, page F-4

9.

In our comment 44, we asked you to: (a) disclose advances to and from related parties on a gross basis, on separate lines and (b) refer to paragraph 11 through 13 of SFAS 95. As this is unclear, please tell us how your revised disclosures addressed what we had asked.

ANSWER: AVVAA has reviewed paragraph 11 through 13 of SFAS 95. It has revised the cash flow statement to disclose the advances to and from related parties on a gross basis on separate lines under financing activities.

10.

In response to comment 44, you revised the amounts reported as cash flows from operating and financing activities. As these revisions would appear to represent a material restatement of your financial statements, please tell us why you did not appear to provide the disclosures contemplated by paragraph 26 of APB, paragraph 37 of APB 20, and AU Section 561.06.a and why the auditor did not amend its report to address the restatements. In addition, please tell us why did not appear to have filed an Item 4.02 Form 10-KSB for May 31, 2004 and your Form 10-QSB for February 28, 2005 to reflect the restatement of your financial statements and the other revisions to your disclosures made in this filing.

ANSWER: As per our response to comment 9 above, AVVAA believes that the disclosure of advances to and from related parties are more appropriately reported as financing activities. As a result, there is no material restatement of the financial statements pertaining to this issue.

Consolidated Statement of Stockholder’s Deficit, page F-6

11.

The date of inception presented here (March 25, 1999) does not agree with the one presented throughout the rest of the document (June 3, 1998). Please revise your disclosures to resolve this discrepancy. As the audit opinion includes the latter date, please obtain a revised opinion from your auditor, if necessary to resolve the discrepancy.

ANSWER: The disclosures have been revised to resolve the noted discrepancy. The audit opinion has been revised by our auditor to resolve the discrepancy. The proper date is March 25, 1999.

12.

Your response to comment 45 and your revised disclosures did not appear to fully address our comment. As we had asked please tell us whether and how any of the transactions disclosed in this statement relate to the Anmore and Sierra transactions. If so, please tell us which transactions and why this is appropriate, in light of the reverse accounting acquisitions of those two entities. In your response, please elaborate on the nature of these transactions and the authoritative literature supporting your accounting.

ANSWER: There are no transactions disclosed in the statement of stockholders’ equity that relate to the activities of either Anmore or Sierra. The historical financial statements are that of MYOSP since its inception on March 25, 1999.

13.

We noted your response to comment 46. Please confirm that the common stock had yet to be issued, as your existing disclosure suggests this. If so, please tell us why the amounts represent equity, as opposed to a liability, and cite the specific authoritative literature supporting your accounting. Otherwise, please revise your disclosures to clarify this.

ANSWER: The balance sheet and statement of stockholders’ equity have been revised to remove the amount for shares issued for consulting services and for the settlement of debt from “common stock to be issued” amount into common stock and additional paid-in capital. These shares were authorized to be issued by the Company’s board of directors prior to May 31, 2005. As such, these shares are considered to be issued and outstanding as at May 31, 2005. $70,000 remains as “additional common stock subscribed” as the related private placement closed and shares approved for issuance subsequent to May 31, 2004.

Very truly yours,

ANSLOW & JACLIN, LLP

BY: ___/s/ Richard I. Anslow____

RICHARD I. ANSLOW

RIA/jr